

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 12, 2017

Bradley Kersch
President
Apawthecary Pets USA
297 Kingsbury Grade, Suite 100
Lake Tahoe, NV 89449-4470

> **Re:    Apawthecary Pets USA**
> **Registration Statement on Form S-1**
> **Filed September 15, 2017**
> **File No. 333-220503**

Dear Mr. Kersch:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please revise to provide a description of Apawthecary Pets, Inc., the Canadian corporation that has licensed the brand and distribution rights for Apawthecary Pets in Canada and several Asian countries.  In particular, please describe the scope of its business and operations and whether there is any overlap or conflicts with Apawthecary Pets USA.  It is also unclear whether you have common management with Apawthecary Pets, Inc. and whether this entity is an affiliate.

2.    Please revise to clarify your intentions as to your digital media management software business and your licensing agreement with Digital Programma Inc. and the Digital Programma System.  For example, it is not clear whether you intend to abandon or divest this business.

Prospectus Cover Page

3.      Please disclose on your prospectus cover page that you are a shell company.  Refer to Rule 405 of Regulation C.

Summary Information

Summary of the Offering by the Company, page 8

4.      The use of proceeds summary information exceeds the maximum gross proceeds expected from the offering.  Please revise and ensure that this information agrees with the table on page 25.

5.      You reference selling stockholders on page 9, but you are only registering common stock in a primary offering.  Please revise to remove this reference or any references to a resale offering.

Summary of Financial Information, page 9

6.      Revise the summary financial information to include operating data that is more relevant to your current operations.  In this regard, include operating data for the nine-months ended May 31, 2017.

Dilution, page 26

7.      The "anticipated net proceeds of the offering" if all shares are sold should be $2,998,550. Please revise.

Information with Respect to the Registrant

Business Description, page 32

8.      On pages 13 and 14, you reference Washington State operations, your "Heartland facility," and agreements with a network of contract manufacturers, but on pages 33 and 43 you indicate that you have not yet implemented your business model.  Please revise to describe these operations and agreements and clarify if they refer to you or affiliates controlled by Solace Management or the Canadian Apawthecary entity.

Market Opportunity, page 35

9.      Please revise to describe the material terms of your licensing agreement with Solace Management for the worldwide rights to distribute the Apawthecary line, outside of Canada, China, and other Asian countries.  Further, you reference that you have an option

to purchase the Canadian rights from Solace, but we are unable to find any option provision for the Canadian rights in Exhibit 10.1.  Please advise.

Description of Property, page 35

10.     We note that the address of your principal executive offices is the same as your Nevada registered agent.  Please revise to clarify if 297 Kingsbury Grade, Lake Tahoe, Nevada is merely your mailing address and disclose the location of your principal executive offices.  For example, please clarify the location of your principal operations, your physical assets, and your books and records.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 43

11.     Please revise your disclosures here and on page 59 to include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.  Refer to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Directors and Executive Officers

Family Relationships, page 63

12.     Please clarify whether Susan Fox is related to Aerock Fox.

13.     Please revise to include all of your related party transactions for the past three completed fiscal years through September 1, 2013.  Please refer to Instruction 1 to Item 404 of Regulation S-K.

Executive Compensation, page 64

14.     Please revise your director and executive compensation tables to include your most recently completed fiscal year ending on August 31, 2017.  Please clarify whether consulting fees paid to Mr. Kersch and his affiliate Solace Management will be included in your updated compensation tables.

15.     Please describe the material terms of your consulting services agreement with Mr. Kersch and clarify whether he was still receiving consulting fees after he was appointed your officer.  If so, please file the consulting services agreement as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K.

Signatures, page 72

16.     Please clarify whether your principal financial officer, Mr. Aerock Fox, is also your principal accounting officer or controller.  If so, please revise to clarify that he is also signing the registration statement in his capacity as your principal accounting officer or controller.  Please refer to the Instructions for Signatures on Form S-1.

Exhibits

17.     Please provide an updated subscription agreement.  Exhibit 10.4 incorporates by reference the subscription agreement from your initial public offering under a different corporate name.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst Masterson, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3297 with any other questions.

                                                        Sincerely,

                                                        /s/ Edwin Kim

                                                        Edwin Kim
                                                        Attorney-Advisor
                                                        Office of Information Technologies
                                                        and Services

cc:     Thomas Puzzo, Esq.